POWERNOVA TECHNOLOGIES CORPORATION

#1010, 207 West Hastings Street

Vancouver, BC

V6B 1H7

Tel:  604.734.7488

April 28, 2009

MANAGEMENT DISCUSSION & ANALYSIS

The following discussion of the financial condition and results of operations of PowerNova Technologies Corporation should be read in conjunction with our financial statements and the accompanying notes for the nine months ended February 28, 2009, as well as our audited financial statements and accompanying Management Discussion & Analysis for the year ended May 31, 2008.

All monetary amounts in this MD&A and in the financial statements are expressed in Canadian dollars, unless otherwise stated.  All of the financial information referenced below has been prepared in accordance with generally accepted accounting principals applied on a consistent basis.

Overview

PowerNova was incorporated in British Columbia on October 6, 1986 under the name “Aqua 1 Beverage Company Inc.”.  On September 11th, 2003 we changed our name to “PowerNova Technologies Corporation”.   Our shares were previously listed on the TSX Venture Exchange (“TSX”) until June 20th, 2003, when our shares were delisted for failure to pay the TSX’s annual sustaining fees.  We elected not to pay the sustaining fees as our preference is to obtain a listing on the NASD Over-The-Counter Bulletin Board (“OTC BB”).

In October 2003 we agreed to acquire all of the shares of Hydrogen Production Technologies Corporation (“HPTC”), a newly incorporated British Virgins Island company beneficially owned by Dr. Avtandil A. Koridze, our Vice-President and a director, and Mr. Bakytzhan Oralbekov, our President and a director.  HPTC owned the intellectual property rights to a hydrogen production technology (the “Process”).  The intellectual property rights that HPTC had in the Process were assigned us for $1.00 on November 5, 2005.

As consideration for the shares, we issued an aggregate of 20,000,000 common shares to Dr. Koridze and Mr. Oralbekov and agreed to issue a further 9,000,000 common shares upon our company achieving revenues of $10,000,000 as a direct result of the commercialization of the Process, provided such revenues are achieved with ten years of completion of the acquisition.  This incentive bonus expires on October 30, 2013.  In June 2005, patent number 6,909,009 B2 entitled “Alkane and Alkane Group Dehydrogenation with Organometallic Compounds” was issued for the Process by the United States Patent and Trademark Office in the name of the inventor, Dr. Avtandil Koridze, and we acquired all right to the United States patent number 6,909,009 B2 in consideration of $1.00.

Hydrogen Production

Hydrogen can be used to power fuel cells in motor vehicles, residential and industrial stationary power plants and battery powered consumer products.  Abundant in the universe, hydrogen combines with other elements to form compounds and is produced by separating the elements that it is attached to.  In industrial applications, high temperature steam (between 700 – 900o C) separates hydrogen from carbon atoms in natural gas (CH4).  This method of hydrogen production is called steam reforming.

Other than steam reforming, coal gasification and electrolysis of water, there are currently no commercially viable hydrogen production technologies in the consumer or mass market.

We believe that hydrogen powered fuel cells could be utilized in the future.  However, hydrogen gas is expensive to produce and is not widely available.  Hydrogen is also difficult to store and low in energy density thereby commonly requiring large, bulky storage tanks.

Our approach to hydrogen production utilizes a unique process that overcomes some of the inherent drawbacks of conventional steam reforming. Steam reforming requires a much higher reaction temperature than the reaction proposed by our Process (between 700 – 900o C versus less than 200o C). This higher temperature requires more energy to be used and is therefore more expensive than a lower temperature reaction.

Although still in development, we expect that our Process may produce hydrogen in a process significantly less costly than steam reforming while at the same time eliminating carbon dioxide emissions from the vehicle.  In particular it is our goal through research, testing and development to prove the commercial viability of our patented process incorporating the following advantages:

•

hydrogen production in a significantly lower temperature chemical reaction than current industry standards;

•

hydrogen production from hydrocarbons such as gasoline; and

•

hydrogen production from gasoline eliminating the need for a new infrastructure for the delivery and storage of hydrogen.

We anticipate that upon completion of our research and development, the Process may produce hydrogen from fuel in a low temperature reaction (about 200 degrees Celsius).  It is our belief that the Process, if proven commercially viable, may enable the efficient production of hydrogen by a chemical reaction that has zero carbon dioxide emissions.

In automotive applications, a key issue is storage. Hydrogen is a gas at normal temperatures and can be compressed and stored in cylinders to overcome volume related limitations.  It can also be kept as a liquid at temperatures of minus 423.2 degrees Fahrenheit (-423.2oF or -253oC).  When cooled to a liquid state, this low-weight fuel takes up 1/700 as much space as it does in its gaseous state.  This leads to other problems as the size, volume and temperature requirements for the storage of hydrogen are not yet practical in small scale applications such as motor vehicles.  The lack of a distribution system for hydrogen as a transportation fuel, further adds to these challenges.  Also, safety is a critical issue as hydrogen is highly volatile.  “Direct hydrogen”, or refueling with direct hydrogen, is one option that can be used to overcome the safety issues.  Storing hydrogen as a liquid is a difficult process because the hydrogen must be cooled to -423.2o F.  Refrigerating hydrogen to this temperature uses the equivalent of 25% to 30% of its energy content, and requires special materials and handling.  This makes this option impractical due to efficiency and distribution issues.  Additionally, for hydrogen to be competitive to traditional sources of energy, especially on board vehicles, the system must be refueled simply and quickly.  We believe that our Process may produce hydrogen on demand such that refueling is not an issue to the consumer.  Because our Process may use gasoline as a source of hydrogen, the existing infrastructure for the storage and delivery of gasoline may be used for our Process.  Using the existing infrastructure may result in a lower cost of hydrogen than competitive technologies which may have to build a new infrastructure for the production, storage and delivery of hydrogen.

The direct hydrogen option also has limitations due to safety concerns and volumetric constraints associated with on-board storage systems.  We believe that on-board fuel processing is the practical alternative.  A major benefit is that on-board processors utilize the existing fuel infrastructure and are a practical approach.

Our Process is not commercially viable at this time.  We intend to continue research and development and our goal is to have the Process include the following benefits:

•

Low temperature conversion:  If and when the Process is proven to be commercially viable, the Process’ operating temperature should be between 150o – 200o C, which is significantly lower than current industry standards.

•

Emissions:  If and when the Process is proven to be commercially viable, the only by-products of the chemical reaction of the Process are hydrogen and alpha-olefins.  Therefore, there will be no greenhouse gas emissions using the Process.

•

Cost:  If and when the Process is proven to be commercially viable, the cost savings would include the following:

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lower energy input to produce hydrogen;

•

use of existing infrastructure for refueling motor vehicles; and

•

on-board and on-demand hydrogen production would become a more feasible system for motor vehicles.

•

Efficiency:  If and when the Process is proven to be commercially viable, the Process should be efficient enough to be cost competitive with competing fuel sources.

Our Process, if proven successful, also may have applications in other industries, including conventional petroleum and natural gas processing.  Linear alkanes are by-products from both these processes, but because of their low value they are simply used as a fuel.  However, with our Process, a simple, low temperature conversion of the linear alkanes to alkenes plus hydrogen may be possible. Alkenes are of much higher value since they are the precursors to many chemicals and polymers.  In addition, the production of hydrogen from this step would give refiners the ability to process greater quantities of heavy crudes.  The supply of hydrogen to refineries is of increasing importance as world stocks of light crudes decline and heavy oil production (e.g. the Canadian oil sands) increases significantly.

Over-The-Counter Bulletin Board Listing Status

We have filed Form 20-F Registration Statement with the Securities and Exchange Commission and are now reporting in the United States as a “foreign private issuer”.

We intend to retain a market maker to make an application with The Financial Industry Regulatory Authority (FINRA) to list our securities on the OTC Bulletin Board.

Corporate Information

Our Board of Directors is as follows:

Dr. Avtandil Koridze

Stuart Lew

Bakytzhan Oralbekov

Chris Tay

Hans-Christian Behm

Our officers are:

Stuart Lew

CEO & Chairman

Dr. Avtandil Koridze

Vice President and Chief Technology Officer

Chris Tay

Chief Financial Officer and Corporate Secretary

Our audit committee consists of:

Bakytzhan Oralbekov

Chris Tay

Hans-Christian Behm

Share Capital

Our authorized share capital consists of 50,000,000 common shares without par value.  As of December 2, 2008, the total number of issued and outstanding common shares is 40,965,175 common shares.

During fiscal 2004 we received $46,670 related to the exercise of 259,276 share purchase warrants for which we had not issued the corresponding 259,276 common shares at February 28, 2009.

During the nine months ended February 28, 2009 no stock options were granted or outstanding.  No share purchase warrants were exercised during the quarter.  The following share purchase warrants were outstanding at February 28, 2009:

Effective Date of Issuance	Number of Share Purchase Warrants Originally Granted	Number of Share Purchase Warrants Still Outstanding	Exercise Price	Expiration Date of Share Purchase Warrants
May 31, 2001	2,450,000	2,190,724	$0.18	October 9, 2010
May 31, 2002	284,000	284,000	$1.00	October 9, 2010
May 31, 2003	246,273	246,273	$1.00	October 9, 2010
May 31, 2003	12,527	12,527	$1.00	October 9, 2010
October 9, 2003	1,182,973	1,182,973	$1.00	October 9, 2010
May 31, 2004	27,000	24,000	$1.00	August 15, 2010
May 31, 2005	143,335	143,335	$1.00	August 15, 2010

Plan of Operation

Research and Development Work

Our goal is to complete our research and development work.  This work involves the development of a new type of catalyst which may allow the rapid and selective dehydrogenation of organic liquids such as propane, butane and cycloalkanes.  We believe that if this catalyst is discovered the resulting formulation may make available the catalyst required for the commercial production of hydrogen.  The goal of the catalyst is create a chemical reaction to break the bond between hydrogen and carbon in hydrocarbons so that the by-products of the reaction may be used in commercial applications. Establishing a firm completion date for the research and development is currently unrealistic due to the nature of the work involved.  The inventor of the Process is doing pioneering work in these chemical processes and thus cannot determine when he will finish.

This work is being conducted in Russia at the Russian Academy of Sciences in Moscow and at the State University of Tbilisi under the direction of Dr. Avtandil Koridze, our Vice President.  The technical challenge of achieving a commercially viable chemical catalyst to produce hydrogen and alpha-olefins is being addressed by the research and development program lead by Dr. Koridze, our Chief Technology Officer, Vice President of Research and Development, and the inventor of the Process.

Tests on the Process

After successful completion of the research and development work, our next goal is to complete the tests on the Process.

Evaluation by Independent Source

If our research and development is successful, and there is no guarantee that it will be successful, we plan to have the results evaluated by an independent source to determine the commercial feasibility of the process.  We have already contacted Nexant Chemsystem, a consulting firm that specializes in working with clients engaged in the energy market and described our work to them.   Based on these discussions, representatives of Nexant Chemsystems have expressed an interest in examining the results.

Prototype

After successful testing of the Process, our goal would be to establish a prototype of the Process.

Issuing License for Commercial Production

After the successful establishment of the prototype, our goal would be to commence issuing licenses to industrial customers.

Summary of Quarterly Results

Description	Three months ended Feb. 28, 2009 $	Three months ended Nov. 30, 2008 $	Three months ended Aug. 31, 2008 $	Three months ended May 31, 2008 $	Three months months ended Feb. 29, 2008 $	Three Months months ended Nov. 30, 2007 $	Three months ended Aug. 31, 2007 $	Three Months ended May 31, 2007 $
Net Revenues		0		0	0	0	0	0
Income or loss before other items
Total	(12,504)	(22,219)	(14,402)	(30,794)	(11,557)	(6,682)	(7,033)	2,914
Net income or loss for period
Total	(12,504)	(22,266)	(14,402)	(31,909)	(11,557)	(6,682)	(5,918)	10,670
Per share	(0.01)	(0.01)	(0.01)	(0.01)	(0.01)	(0.01)	(0.01)	0.01

The significant increase in loss and net loss during the fourth quarter of fiscal 2008 was the result of the audit and filings fees of $23,472 being accrued during the quarter.  Although these fees can be expensed throughout the year to even out the earnings/expenses in our case this is immaterial due to our inactive state.

During the fourth quarter of 2007 we wrote off $7,756 in accounts payable balances related primarily to our prior business, which accounts had remained unpaid for several years without any claims being made by the creditors against our company. In addition, during the fourth quarter of 2007 our office assistant was terminated and Stuart Lew ceased taking any compensation so no salaries and benefits were expensed in the fourth quarter, whereas there was an expense for salaries and benefits of $17,000 in the third quarter of 2007.

Liquidity and Capital Resources

At February 28, 2009, we had cash of $13 compared with $264 at February 29. 2008.  Cash used for operations before working capital totalled $7,120 for the third quarter ended February 28, 2009 compared with $2,342 for the third quarter ended February 29, 2008.

Capital expenditures for the three months and nine months quarter ended February 28, 2009 were $Nil compared with net expenditures of $Nil for the third quarter ended February 29. 2008.

Our current cash and cash equivalents are not sufficient to meet our cash requirements for the next twelve months or to continue with our research and development of the Process.  We will require additional financing to fund our administrative expenses and to carry on with our research and development.  We have historically satisfied our capital needs primarily by issuing equity securities or by loans from related parties.

We have no funding commitments or arrangements for additional financing at this time and there is no assurance that we will be able to obtain any additional financing on terms acceptable to us, if at all.  Any additional funds raised will be used for general and administrative expenses and to carry on with our research and development.  The quantity of funds to be raised and the terms of any equity financing that may be undertaken will be negotiated by management as opportunities to raise funds arise.

Results of Operations

Three Months Ended February 28, 2009

For the three months ended February 28, 2009 we reported a net loss of $12,504 or $0.01 per common share.  The net loss for the third quarter ended February 29. 2008 was $11,557 or $0.01 per common share.  The increase in the net loss was mainly due to management fee expenses of $9,000 incurred during the quarter ended February 28, 2009 (2008 - $4,500).  This was offset by lower legal and accounting fees of $1,599 for the quarter ended February 28, 2009 (2008 - $6,412).

Revenues for the three months ended February 28, 2009 were $Nil compared with $Nil for the third quarter ended February 29, 2008. Revenue from the sale and licensing of our hydrogen production technology is not expected until the research and development program has been completed successfully.

General and administrative expenses were $12,504 for the three months ended February 28, 2009 compared with $11,557 for the third quarter ended February 29, 2008.

Nine Months Ended February 29, 2008

For the nine months ended February 28, 2009 we reported a net loss of $49,172 or $0.01 per common share.  The net loss for the nine months ended February 29, 2008 was $25,272 or $0.01 per common share.  The increase in the net loss was mainly due to filing and transfer agent fees of $4,779 (2008 - $Nil), investor relations expense of $8,181 (2008 - $Nil) and management fees of $22,500 (2008 - $13,500).

Revenues for the nine months ended February 29, 2008 were $Nil compared with $Nil for the nine months ended February 28, 2007. Revenue from the sale and licensing of our hydrogen production technology is not expected until the research and development program has been completed successfully.

General and administrative expenses were $49,125 for the nine months ended February 28, 2009 compared with $25,272 for the nine months ended February 29, 2008.  General and administrative expenses primarily consisted of filing and transfer agent fees of $4,779 (2008 - $Nil), investor relations expenses of $8,181 (2008 - $Nil), legal and accounting of $8,261 (2008 - $7,912), management fees of $22,500 (2007 - $13,500), rent of $4,500 (2007 - $4,500) and telephone expenses/(recovery) of $377 (2007 - $(926)).

Transactions with Related Parties

During the three month period ended February 28, 2009, officers and directors made contributions to capital for management fees in the amount of $9,000 (2008 - $4,500) and rent in the amount of $1,500 (2008 - $1,500).

As at February 28, 2009, the amounts due to related parties include $220,786 (2008 - $185,338) due to shareholders and/or officers/directors.

Amounts due to related parties are non-interest bearing, unsecured and have no fixed terms of repayment.

Changes in Accounting Policies

Financial Instrument Standards

Effective 1 June 2007, we adopted the new Canadian Institute of Chartered Accountants (“CICA”) Handbook Section 3855, “Financial Instruments – Recognition and Measurement”; Section 3865, “Hedges”; Section 1530, “Comprehensive Income”; and Section 3861, “Financial Instruments – Disclosure and Presentation” (the “Financial Instrument Standards”).  These new standards have been adopted on a prospective basis with no restatement to prior period financial statements.

The CICA issued CICA Handbook Section 3862, “Financial Instruments – Disclosures” and Section 3863, “Financial Instruments – Presentation” which we will adopt, effective 1 June 2008.  The new sections replace existing Section 3861, “Financial Instruments – Disclosure and Presentation”, revising and enhancing its disclosure requirements, and carrying forward unchanged its presentation requirements.  These new sections place increased emphasis on disclosures about the nature and extent of risks arising from financial instruments and how the entity manages those risks.  Management expects that adoption of CICA Handbook Section 3862 and 3863 will not have any material impact on our financial statement disclosures.

The Financial Instrument Standards require that adjustments to the carrying value of financial assets and liabilities be recorded within retained earnings or, in the case of available-for-sale assets, accumulated other comprehensive income on transition.

The principal changes resulting from the adoption of the Financial Instrument Standards are as follows:

Financial Assets and Financial Liabilities

Under the new standards, financial assets and liabilities are initially recognized at fair value and are subsequently measured based on their classification as held-to-maturity, loans and receivables, available-for-sale or held-for-trading, as described below.  The classification is not changed subsequent to initial recognition.

Held-to-Maturity and Loans and Receivables

Financial instruments that have a fixed maturity date, where we intend and have the ability to hold to maturity, are classified as held-to-maturity and measured at amortized cost using the effective interest rate method.  Loans and receivables are measured at amortized cost using the effective interest method.

Available-for-Sale

Financial assets classified as available-for-sale are carried at fair value (where determinable based on market prices of actively traded securities) with changes in fair value recorded in other comprehensive income.  Available-for-sale investments are written down to fair value through earnings whenever it is necessary to reflect an other-than-temporary impairment.  Transaction costs that are directly attributable to the acquisition or issue of a financial asset or financial liability are added to its fair value.

Held-for-Trading

Financial assets and financial liabilities that are purchased and incurred with the intention of generating profits in the near term are classified as held-for-trading.  These instruments are measured at fair value with the change in the fair value recognized in income.

Derivatives and Hedge Accounting

We do not hold or have any exposure to derivate instruments and accordingly are not impacted by CICA Handbook Section 3865, Hedges.

Comprehensive Income

Comprehensive income is composed of our earnings and other comprehensive income.  Other comprehensive income includes unrealized gains and losses on available-for-sale investments, foreign currency translation gains and losses on the net investment in self-sustaining operations and changes in the fair market value of derivate instruments designated as cash flow hedges, all net of income taxes.  Cumulative changes in other comprehensive income are included in accumulated other comprehensive income which is presented (if applicable) as a new category in shareholders’ equity.

Capital Disclosures

Effective 1 June 2007, we adopted the new CICA Handbook Section 1535, “Capital Disclosures” which requires the disclosure of both qualitative and quantitative information that provides users of financial statements with information to evaluate our objectives, policies and procedures for managing capital.

Dependence on Management

We are dependent on a relatively small number of key personnel, the loss of any of whom could have an adverse effect on our business.  We do not maintain key employee insurance on any of our employees.

Management’s Responsibility for Financial Information

Management has prepared the information and representations in this report.  The financial statements have been prepared to conform to GAAP and, where appropriate, reflect management's best estimates and judgment.  The financial information presented throughout this report is consistent with the data presented in the consolidated financial statements.

Increased Costs and Compliance Risks

Legal, accounting and other expenses associated with public company reporting requirements have increased significantly in the past few years.  We anticipate that costs may continue to increase with recently adopted corporate governance requirements.  Like many smaller public companies, we face a significant impact from compliance with the requirement for management to evaluate the effectiveness of internal control over financial reporting.  Any failure to effectively implement new or improved internal controls, or to resolve difficulties in their implementation, could harm our operating results, cause us to fail to meet reporting obligations or result in management being required to give a qualified assessment of our internal controls over financial reporting. Any such result could cause investors to lose confidence in our reported financial information, which could have a material adverse effect on our share price.

Forward Looking Statements

Except for historical information, our MD&A may contain forward looking statements that are based on beliefs of management, assumptions made by and information currently available to our management.  When used in this report the words “estimate”, “believe”, “anticipate”, “intend”, “expect”, “plan”, “planning”, “may”, “should”, “will”, and the negative thereof or other variations thereon or comparable terminology are intended to identify forward-looking statements. Such statements reflect our current views with respect to future events based on currently available information and are subject to risks and uncertainties that could cause actual results to differ materially from those contemplated in the statements.  The statements contained in this report speak only as of the date hereof.

Investor Relations

We did not undertake any particular investor relations’ activities during the period under review.

Approval

Our Board of Directors have approved the disclosures in this MD&A.  A copy of this MD&A will be provided to anyone who requests it.

Off-Balance Sheet Arrangements

We have no off-balance sheet arrangements.

Disclosure Controls and Procedures

Disclosure controls and procedures are designed to provide reasonable assurance that material information is gathered and reported to senior management, including the Chief Executive Officer and Chief Financial Officer, as appropriate to permit timely decisions regarding public disclosure.

Management, including our Chief Executive Officer and Chief Financial Officer, has evaluated the effectiveness of the design and operation of our disclosure controls and procedures as of October 31, 2007.  Based on this evaluation, our Chief Executive Officer and Chief Financial Officer have concluded that our disclosure controls and procedures, as defined in Multilateral Instrument 52-109 – Certification of Disclosure in Issuer’s Annual and Interim Filings, are effective to ensure that information required to be disclosed in reports that are filed or submitted under Canadian securities legislation are recorded, processed, summarized and reported within the time period specified in those rules.

Additional Information

Additional information relating to our company is available on SEDAR at www.sedar.com.